Exhibit 18.1—Preferability Letter

The Board of Directors

Koss Corporation and Subsidiary

Milwaukee, Wisconsin

We have been furnished with a copy of the quarterly report on Form 10-Q of Koss Corporation and Subsidiary (the Company) for the three months ended September 30, 2019 and have read the Company’s statements contained in note 2 to the consolidated financial statements included therein. As stated in note 2, the Company changed its method of recognizing stock-based compensation expense to account for forfeitures as they occur. Under the previous policy stock-based compensation expense was accounted for by applying an estimated forfeiture rate. The Company states the new policy of recognizing stock-based compensation expense is preferable because it better aligns with the number of awards that actually vest in a given period. In accordance with your request, we have reviewed and discussed with Company officials the circumstances, business judgment and planning upon which the decision to make this change in the method of accounting was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to June 30, 2019, nor have we audited the information set forth in the aforementioned note 2 to the consolidated financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company’s circumstances.

/s/ Wipfli LLP

Milwaukee, Wisconsin

November 12, 2019